UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
 SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES  EXCHANGE ACT OF 1934.

Commission File Number 001-35491
Kraft Heinz Foods Company
(as successor to Kraft Foods Group, Inc.)
(Exact name of registrant as specified in its charter)

Three Lakes Drive
Northfield, IL 60093-2753
(847) 646-2000
 (Address, including zip code and telephone number, including area code of registrant’s principal executive offices)

Common Stock, no par value
(Title of each class of securities covered by this Form)

None
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One
Pursuant to the requirements of the Securities Exchange Act of 1934, Kraft Heinz Foods Company (as successor by merger to Kraft Foods Group, Inc.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date: July 13, 2015
KRAFT HEINZ FOODS COMPANY

By:	/s/ Paulo Basilio
	Name:	Paulo Basilio
	Title:	Chief Financial Officer, Vice President & Assistant Secretary